SALAMON GROUP INC.
5-215 Neave Road
Kelowna, BC, Canada V1V 2L9

January 11, 2012

United States Securities and Exchange Commission
Washington, D.C. 20549

Re:   Salamon Group Inc.
         File No. 0-50530

Dear Sir or Madam:

We wish to advise the SEC that we have filed amended Form 10-Q/As for March 31, 2011, June 30, 2011 and September 30, 2011 to:

a)	change the amount of Authorized Capital stated on the balance sheets from 50,000,000 shares to 40,000,000 shares. The 50,000,000 was recorded in error.
b)	include the Evaluation of Disclosure Controls and Procedures in each Q which was omitted in error.
c)	in the September 30, 2011 Form 10-Q/A, change reference in Exhibit 32.1 (1) from the “six” month period to the “nine” month period.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in our filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Michael Matvieshen
Michael Matvieshen, CEO